UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For THE MONTH OF DECEMBER 2003

COMMISSION FILE NUMBER: 000-29614

TRIANT TECHNOLOGIES INC

(Exact name of Registrant as specified in it’s charter)

20 TOWNSITE ROAD, 2ND FLOOR

NANAIMO, BRITISH COLUMBIA

CANADA  V9S 5T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F

[  X  ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[  X   ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

____________________________________

Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, British Columbia

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free: 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS:

Robert Heath, Chairman & CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

Triant to Appoint Independent Director as Chairman of the Board

VANCOUVER, CANADA — DECEMBER 18, 2003 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today announced that effective January 1, 2004, Brian Harrison, one of Triant’s five independent directors, will assume the role of Chairman of the Board. Robert Heath will continue in his role as Chief Executive Officer and a Director of the Company.

Triant’s Board of Directors strongly believe that by separating the roles of Chairman and CEO, there will be an opportunity for increased energy and corporate governance in these two key positions.

Mr. Harrison has considerable experience in business management and corporate development. Prior to his retirement in 2001, he served in various senior executive positions for A.T. Kearney Inc., one of the largest and most successful management-consulting firms in the world. He also held the positions of Chairman and President of A.T. Kearney Canada.

Prior to joining A.T. Kearney in 1987, Mr. Harrison spent 13 years at Booz, Allen & Hamilton, an international management-consulting firm where his experience included Vice President in the European Operations Practice (based in Paris), Vice President, Administration (based in London) and Managing Director, Arabian Gulf (based in Abu Dhabi).

Mr. Harrison received an M.B.A. (International Finance) from McGill University and a B.A.Sc. (Engineering Science) from the University of Toronto. He has co-authored several publications on business management.

Also effective on January 1, 2004, Frank Judge will be retiring from the Board after having served as an independent director since 1994. The Board wishes to thank him for his tremendous service and contribution to the Company during his tenure.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.